

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2009

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, Arizona 85281

> **Re: NowAuto Group, Inc.**
> **Item 4.01 and 4.02 Form 8-K**
> **Filed September 4, 2009**
> **File No. 000-50709**

Dear Mr. Miller:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 4, 2009

General

1.   Please revise the date on the cover page to represent the date of the earliest event reported within this Form 8-K. In this regard, given your previous correspondence dated August 5, 2009 that discussed the proposed restatement of your financial statements for the fiscal year ended June 30, 2008, we assume the date of the earliest event reported would be the date you determined that your June 30, 2008 financial statements could no longer be relied upon because of an

error in such financial statements, and we assume this date would be prior to August 5, 2009.

Item 4.01

2.   Please revise your disclosure regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent years and any subsequent interim period through the date of dismissal on August 7, 2009. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

3.   If you do not expect to obtain an updated letter from Moore & Associates, Chartered, please disclose this fact in your amendment.

Item 4.02

4.   Please disclose the date of your conclusion regarding the non-reliance and clearly identify to your readers the periods of financial statements that can no longer be relied upon because of errors in your financial statements, including both annual and any affected interim periods. Refer to Item 4.02(a)(1) of Form 8-K.

5.   Please disclose a brief description of the errors in your financial statements. Refer to Item 4.02(a)(2) of Form 8-K. In this regard, based on your previous correspondence with us, we would expect you to disclose that you are restating your financial statements to increase your allowance for doubtful accounts and to impair the goodwill related to your Navicom subsidiary. Additionally, since you already know the amounts of the restatements, you should quantify the impact each of these errors will have on each period (annual and interim) that will be restated.

6.   Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing. Refer to Item 4.02(a)(3) of Form 8-K. Please note that this is a separate disclosure from the disclosures required under Item 4.01 of Form 8-K.

7.   We read in the second sentence of your disclosure that your new independent auditor is re-auditing the financial statements for the period ending June 30, 2009. Since your audited financial statements for the period ending June 30, 2009 have not yet been filed, we assume that your reference to June 30, 2009 is an error and should read June 30, 2008. Please revise.

*   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3348. In my absence, you may direct your questions to Jennifer Thompson, Branch Chief, at (202) 551-3737.

Sincerely,

Lisa Sellars
Staff Accountant